Exhibit 99.1

Cogo Announces Name Change to Viewtran Group, Inc.

-- Viewtran closed transaction with Brilliant Group Global Limited

-- Board of Directors approves an additional plan to purchase up to 10 million shares of the Company's common stock

SHENZHEN, China, Nov. 26, 2013 /PRNewswire/ -- Cogo Group, Inc. (NASDAQ: COGO) ("Cogo" or the "Company"), a provider of supply chain financial services and enterprise solutions for the technology industry in China, today announced that the Company has changed its name to Viewtran Group, Inc. ("Viewtran"). The Company's trading symbol will be changed to "VIEW" effective the opening of trading today.

There will be a six-month transition period while Viewtran continues to restructure its business into a services business. The board of directors is recruiting management candidates for the new services business. Jeffrey Kang will remain company CEO during the transition period and until a replacement is identified.

"The name Viewtran represents the new company that we have become and our vision to be recognized as a leading provider in the financial services and enterprise solutions for the Tech industry in China," said Mr. Jeffrey Kang, CEO of Viewtran.

Viewtran also announced that it has closed on the sale of certain of its assets to Brilliant Group Global Limited ("Brilliant Group"), a company owned by Jeffrey Kang. The Company has received the entire purchase price ($80 million) from Brilliant Group. As of November 25, 2013, Viewtran has over $140 million in cash, including pledged bank deposits, or cash of approximately $4.81 per share. The Company has no debt outstanding.

Through November 25, 2013, the Company had repurchased 6,791,761 shares at a weighted average price of $2.1243 per share under its current buyback program. The Company currently has over 29 million shares outstanding, of which insiders own approximately 42%. The board of directors has approved an additional plan to repurchase up to 10 million additional shares. Purchases under the new plan will be made on the same terms and conditions as the current plan, and will begin once shares are no longer available under the current plan.

About Viewtran Group, Inc.:

Viewtran Group, Inc. (Nasdaq: VIEW) is a provider of supply chain financial services and enterprise solutions for the technology industry in China. With its comprehensive understanding of the industry and an extensive range of supply chain financial services, Viewtran is uniquely positioned to deliver effective technology and financing solutions to customers. The Company simplifies the acquisition of the latest technologies through flexible, tailored and one-stop services, helping organizations maintain their competitiveness, especially in uncertain economic times.

For further information:

Investor Relations

http://www.viewtran.com

ir@viewtran.com

H.K.: +852 2730 1518

U.S.: +1 (646) 291 8998

Fax: +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy, which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.